UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

Blake L. Sartini

c/o Golden Entertainment, Inc.

6595 S. Jones Blvd.

Las Vegas, NV 89118

Telephone: (702) 893-7777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 381013 10 1
1.	Name of Reporting Person: Blake L. Sartini
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 7,996,393(1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 7,996,393(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,996,393
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 36.6%
14.	Type of Reporting Person: IN

(1)

Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”). As a Co-Trustee of the Trust, Mr. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1
1.	Name of Reporting Person: Delise F. Sartini
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 7,996,393(1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 7,996,393(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,996,393
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 36.6%
14.	Type of Reporting Person: IN

(1)	Delise F. Sartini and her husband, Blake L. Sartini, are Co-Trustees of The Trust. As a Co-Trustee of the Trust, Ms. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1
1.	Name of Reporting Person: The Blake L. Sartini and Delise F. Sartini Family Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 7,996,393(1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 7,996,393(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,996,393
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 36.6%
14.	Type of Reporting Person: OO

(1)	Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Trust.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Golden Entertainment, Inc., a Minnesota corporation (the “Issuer”). This Amendment No. 1 is being filed jointly by Blake L. Sartini (“Mr. Sartini”), Delise F. Sartini (“Ms. Sartini”), and The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”) (Mr. Sartini, Ms. Sartini and the Trust are each referred to herein as a “Reporting Person” and together are referred to as the “Reporting Persons”), to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2015 (the “Schedule 13D”).

The Schedule 13D is hereby amended as follows:

Item 3.           Source and Amount of Funds or Other Consideration

The information contained in Item 3 of Schedule 13D is hereby amended and restated as follows:

Pursuant to the Agreement and Plan of Merger, dated January 25, 2015, by and among the Issuer (formerly known as Lakes Entertainment, Inc.), LG Acquisition Corporation, a wholly-owned subsidiary of Issuer (“Merger Sub”), Sartini Gaming, Inc. (“Sartini Gaming”), and the Trust (as amended from time to time prior to July 31, 2015, the “Merger Agreement”), on July 31, 2015 Merger Sub merged with and into Sartini Gaming, with Sartini Gaming being the surviving corporation following such merger (the “Merger”). As a result of the Merger, Sartini Gaming has been renamed Golden Holdings, Inc. and is now a wholly-owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, at the closing of the Merger on July 31, 2015, the Issuer issued to the Trust as the sole shareholder of Sartini Gaming, an aggregate of 7,772,736 shares of Common Stock in exchange for all of the issued and outstanding shares of capital stock of Sartini Gaming. Pursuant to the terms of the Merger Agreement, 6,606,825 shares of Common Stock were delivered to the Trust at the closing of the Merger, and 1,165,911 shares (the “Escrow Shares”) of Common Stock were delivered to Wilmington Trust, National Association, as escrow agent (“Wilmington”), with 388,637 of such shares to be held in escrow by Wilmington solely as security for potential post-closing adjustments and 777,274 of such shares to be held in escrow by Wilmington solely as security for potential claims for indemnifiable losses that may be incurred by the Issuer, in each case in accordance with the provisions of the Merger Agreement.

On October 29, 2015, the post-closing “true-up” adjustment was completed under the Merger Agreement, resulting in an additional 223,657 shares of Common Stock being issuable to the Trust as additional merger consideration for the Merger pursuant to the terms of the Merger Agreement. In addition, pursuant to the terms of the Merger Agreement, the 388,637 of shares of Common Stock being held in escrow by Wilmington as security for potential post-closing adjustments will be released to the Trust.

Item 4.           Purpose of Transaction

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

The information included in Item 3 above is incorporated herein by reference. In addition, the Reporting Persons are planning to transfer beneficial ownership of 750,000 shares of Common Stock to a newly-formed limited liability company in connection with an estate planning transaction for the benefit of Mr. and Ms. Sartini’s children.

Item 5.           Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)     The aggregate percentage of Common Stock reported that is owned by the Reporting Persons is based upon 21,845,143 shares of Common Stock outstanding, consisting of: (1) 13,391,578 shares of common stock outstanding as of July 27, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2015; (2) 7,772,736 shares of Common Stock issued as consideration for the Merger; (3) 457,172 shares of Common Stock issued to certain former holders of warrants of a subsidiary of Sartini Gaming as consideration for the repurchase of such warrants by the Issuer in connection with the closing of the Merger; and (4) 223,657 shares of Common Stock issuable to the Trust as additional merger consideration for the Merger following the completion of the post-closing “true-up” adjustment pursuant to the terms of the Merger Agreement.

Mr. Sartini and Ms. Sartini, as Co-Trustees of the Trust, each are deemed to beneficially own the 7,996,393 shares of Common Stock that are owned by the Trust, constituting approximately 36.6% of the Common Stock outstanding.

As reported in the Proxy Statement on Schedule 14A filed with the SEC on June 30, 2015 (the “Proxy Statement”) and the Schedule 13D (Amendment No. 5) filed by Mr. Berman on August 4, 2015, the Berman Entities (as defined in the Schedule 13D) beneficially own an aggregate of 2,419,475 shares of Common Stock (constituting approximately 11.1% of the Common Stock outstanding) and the other Existing Shareholders (as defined in the Schedule 13D) beneficially own 1,255,194 shares of Common Stock (constituting approximately 5.7% of the Common Stock outstanding). Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock owned by the Existing Shareholders (including the Berman Entities).

(b)     The Reporting Persons each have shared voting and shared dispositive power with respect to all of the shares of Common Stock owned by the Trust.

(c)     Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days. The Reporting Persons are planning to transfer beneficial ownership of 750,000 shares of Common Stock to a newly-formed limited liability company in connection with an estate planning transaction for the benefit of Mr. and Ms. Sartini’s children.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following information:

The information included in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

See Exhibit Index attached to this Amendment No. 1 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015	The Blake L. Sartini and Delise F. Sartini Family Trust

	By:	/s/ Blake L. Sartini
Name: Blake L. Sartini
Title: Co-Trustee

	By:	/s/ Delise F. Sartini
Name: Delise F. Sartini
Title: Co-Trustee

Individuals

	By:	/s/ Blake L. Sartini
Name: Blake L. Sartini

	By:	/s/ Delise F. Sartini
Name: Delise F. Sartini

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Joint Filing Agreement, dated August 10, 2015, by and among The Blake L. Sartini and Delise F. Sartini Family Trust, Blake L. Sartini and Delise F. Sartini.	Incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed on August 10, 2015.

99.2

Agreement and Plan of Merger, dated January 25, 2015, by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), LG Acquisition Corporation, Sartini Gaming, Inc. and The Blake L. Sartini and Delise F. Sartini Family Trust.

Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2015

99.3

First Amendment to Agreement and Plan of Merger by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), LG Acquisition Corporation, Sartini Gaming, Inc. and The Blake L. Sartini and Delise F. Sartini Family Trust, dated as of June 4, 2015.

Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2015

99.4

Shareholders’ Agreement, dated January 25, 2015, by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), The Blake L. Sartini and Delise F. Sartini Family Trust and each of the shareholders of Golden Entertainment party thereto.

Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2015

99.5

NOL Preservation Agreement, dated July 31, 2015, by and among Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.), The Blake L. Sartini and Delise F. Sartini Family Trust, Lyle A. Berman and certain other shareholders of Golden Entertainment, Inc.

Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2015.

99.6	Registration Rights Agreement, dated July 31, 2015, by and between Golden Entertainment, Inc. (f/k/a Lakes Entertainment, Inc.) and The Blake L. Sartini and Delise F. Sartini Family Trust.	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2015.